Exhibit 99.3

Icon Energy Corp. Announces Investment in a Long-Term Chartered Containership

Athens, Greece, June 9, 2026 (GLOBE NEWSWIRE) - Icon Energy Corp. (“Icon” or the “Company”) (Nasdaq: ICON), an international shipping company providing worldwide seaborne transportation services for dry bulk cargoes via its fleet of oceangoing vessels, today announced that it has agreed to participate as a minority investor in the acquisition of a containership employed under a long-term contract with an investment-grade liner operator.

Transaction

The vessel is a 2,000 TEU geared container feeder with high reefer capacity, built in 2008. Upon acquisition, the vessel will be chartered to an investment-grade liner operator, at a fixed hire rate of $26,500 per day for a period of 24 to 26 months, generating approximately $19 million of minimum contracted revenue. The vessel will be acquired by a consortium of professional maritime investors led by a reputable containership owner and operator, which will also undertake the vessel’s commercial and technical management.

Icon has agreed to acquire an approximately 5% equity interest in the entity formed to own the vessel. The investment is expected to be funded from cash on hand and to close by the end of June 2026, subject to definitive documentation and customary closing conditions.

Opportunistic Investment Framework

The transaction forms part of an opportunistic investment framework designed to complement Icon’s core dry bulk business through selective co-investments in adjacent maritime opportunities alongside experienced industry partners.

Icon expects future co-investments under this framework, if any, to be pursued opportunistically and with disciplined sizing as passive, non-controlling positions, seeking to enhance returns while preserving Icon’s operational focus, financial flexibility, and capacity for future growth within its core dry bulk business. In addition, this framework is expected to expand market intelligence, broaden Icon’s network, and provide access to the expertise, insights and perspectives of other experienced investors and operators. It is also expected to deepen Icon’s understanding of adjacent maritime sectors and potential areas for future strategic expansion.

About Icon Energy Corp.

Icon is an international shipping company that provides worldwide seaborne transportation services for dry bulk cargoes via its fleet of oceangoing vessels. Icon maintains its principal executive office in Athens, Greece, and its common shares trade on the Nasdaq Capital Market under the symbol “ICON.”

Cautionary Note Regarding Forward Looking Statements

This communication contains “forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.” Forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions, initiatives or strategies regarding the future, and are therefore statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions that are other than statements of historical fact, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant risks, uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, the Company cannot provide assurance that it will achieve or accomplish these expectations, beliefs or projections. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons, including as described in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”). As a result, you are cautioned not to unduly rely on any forward-looking statements, which speak only as of the date of this communication. Factors that could cause actual results to differ materially from those discussed in the forward-looking statements include, among other things: the Company’s future operating or financial results; the Company’s liquidity, including its ability to service any indebtedness; changes in shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations; broader market impacts arising from war (or threatened war) or international hostilities; risks associated with pandemics; and other factors listed from time to time in the Company’s filings with the SEC. For more discussion of the risks that could impact forward-looking statements, you are encouraged to review the discussion under the title “Risk Factors” in the Company’s most recent Annual Report on Form 20-F. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact Information

Icon Energy Corp.
Dennis Psachos
Chief Financial Officer
+30 211 88 81 300
ir@icon-nrg.com
www.icon-nrg.com